SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 9 )(1)

                                   OPTI, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    683960108
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                                 (CUSIP Number)

                            Scott B. Bernstein, Esq.,
                            Caxton Associates, L.L.C.
                           Princeton Plaza, Building 2
                               731 Alexander Road
                          Princeton, New Jersey 08540
                                 (609) 419-1800
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 16, 2001
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

-----------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 683960108             SCHEDULE 13D                   Page 2 of 8 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton International Limited
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
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                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,059,300
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,059,300
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,059,300
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.1%
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14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 683960108             SCHEDULE 13D                   Page 3 of 8 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton Associates, L.L.C. 22-3430173
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,059,300
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,059,300
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,059,300
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 683960108             SCHEDULE 13D                   Page 4 of 8 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Bruce S. Kovner
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,059,300
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,059,300
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,059,300
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment 9 to Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of OPTi, Inc., a California corporation (the "Company"), 888 Tasman Drive, Milpitas, CA 95035.

Item 2: Identity and Background

Item 2 of the Schedule 13D is hereby amended and replaced by the following:

(a) "This statement is filed by Caxton International Limited, a British Virgin Islands corporation ("Caxton International"), Caxton Associates, L.L.C., a Delaware limited liability company ("Caxton Associates"), and Mr. Bruce Kovner."

(b)

      (i) "The address of Caxton International is c/o Prime Management Limited, Mechanics Building, 12 Church Street, Hamilton HM11, Bermuda."

      (ii) "The address of Caxton Associates is Princeton Plaza, Building 2, 731 Alexander Road, Princeton, NJ 08540."

      (iii) "The business address of Mr. Kovner is 667 Madison Avenue, New York, NY 10021."

(c)

      (i) "The principal business of Caxton International is engaging in the trading and investing in international currency, financial and commodity interests and securities, as well as other investments."

      (ii) "Caxton Associates is the trading advisor to Caxton International."

      (iii)"The principal occupation of Mr. Kovner is Chairman of Caxton Associates and sole shareholder of Caxton Corporation (the manager and majority owner of Caxton Associates), a Delaware corporation, the address of which is 667 Madison Avenue, New York, NY 10021."

(d) "No person filing this statement has during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanor)."

(e) "No person filing this statement has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws."

(f)   "Mr. Kovner is a United States citizen."

Item 3: Source and Amount of Fund or Other Consideration.

      Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph at the end thereof:

      "A net aggregate of $509,718.06 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton International Limited acquired (and sold) shares (of Common Stock) since November 17, 2000. The purchase price of the acquired shares was paid out of Caxton International's working capital."

Item 5: Interest in Securities of the Issuer.

      Subparagraph (a) of Item 5 of the Schedule 13D is hereby amended and replaced by the following:

      "Caxton International beneficially owns 1,059,300 shares of Common Stock (the "Shares"), approximately 9.1% of the total shares of Common Stock issued and outstanding. This percentage reflects the acquisition of the additional Shares (and sale of Shares) being reported hereunder."

Subparagraph (b) of Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the last two paragraphs thereof with the following two paragraphs:

"Caxton Associates is the trading advisor to Caxton International and, as such, has voting and dispositive power with respect to the investments of Caxton International."

"Mr. Kovner is the Chairman of Caxton Associates and the sole shareholder of Caxton Corporation, the manager and majority owner of Caxton Associates. As a result of the foregoing, Mr. Kovner may be deemed beneficially to own the securities of the Issuer owned by the Caxton Accounts."

Subparagraph (c) of Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

      "Caxton International acquired additional shares and sold shares of Common Stock in a series of open market transactions effected primarily with independent brokers and, to a lesser extent, directly with market makers utilizing the NASDAQ System, during the past 60 days. See Schedule A for disclosure of (1) the date, (2) the price and (3) the amount of shares purchased or sold by Caxton International Limited during the last 60 days."

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


February 23, 2001                  CAXTON INTERNATIONAL LIMITED

                                  By:     /s/ Joseph Kelly
                                     -------------------------------------------
                                     Name:  Joseph Kelly
                                     Title: Vice President & Treasurer

                                  By:     /s/ Maxwell Quin
                                     -------------------------------------------
                                     Name:  Maxwell Quin
                                     Title: Vice President & Secretary


                                  CAXTON ASSOCIATES, L.L.C.

                                  By: /s/ Scott B. Bernstein
                                     -------------------------------------------
                                    Name:   Scott B. Bernstein
                                    Title:  Secretary

                                  /s/ Bruce S. Kovner
                                  ----------------------------------------------
                                  Bruce S. Kovner, by Scott B. Bernstein as
                                  Attorney-in-Fact

                                                                      Schedule A

Caxton International
    Limited
                          No of Shares        Price Per Share
   Trade Date           Purchased (Sold)   (Excluding Commission)

    12/14/00                 5,000                4.62500
    12/20/00                34,900                3.77450
    12/21/00                 4,100                3.62500
    12/21/00                (2,000)               3.62500
    11/20/00                10,000                5.32500
    11/22/00                 2,200                4.86360
    11/24/00                 4,000                5.00000
    11/27/00                 5,000                5.00000
     12/1/00                 1,600                4.00000
     12/4/00                   600                4.30210
    12/15/00                 1,000                4.37500
    12/26/00                 9,000                3.78890
    12/28/00                 2,400                3.87500
    12/28/00                 1,300                4.25000
    12/29/00                 9,400                4.78990
     2/16/01                14,900                4.11330